FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Investors Presentation filed with the Israeli Securities Authority.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: March 28, 2011

3

ELRON

IDB GROUP

COMPANY PRESENTATION MARCH 2011

Forward-Looking Information

This presentation is for information purposes only. By this presentation, Elron does not intend to solicit offers to purchase its securities and the presentation does not constitute an invitation to receive such offers. Elron may make improvements and/or changes in the features or content presented herein at any time. Elron shall not be liable for any loss, claim, liability or damage of any kind resulting from the investor's reliance on or reference to any detail, fact or opinion presented herein. The presentation is not intended to provide a comprehensive description of Elron's activities, and Elron urges investors to consider the information presented herein in conjuction with its public filings including its annual and other periodic reports. Nothing in this presentation should be considered "investment advice", as defined in the Regulation of Investment Advice, Investment Marketing and Portfolio Management Law, 1995.

Certain statements made over the course of this presentation may be forward-looking in nature, as defined in Section 21E of the Securities Exchange Act of 1934, and in section 32A of the Israel Securities Law, 5728-1968. Such forward-looking statements involve known and unknown risks, uncertainties, forecasts, assessments, estimates or other information, which relates to a future event or matter whose occurrence is not certain and which is not within the sole control of Elron, and other factors which may cause the actual results, performance and achievements of Elron to be materially different from any future results, performance and achievements implied by such forward-looking statements. These forward looking statements are not proved facts and are based on Elron's subjective assessments which rely on analysis of general information, public publications, researches and reviews, which do not include any liability as to the accurateness or completeness of the information contained there and their accurateness hasn't been examined by Elron. The realization of these forward looking statements will be affected by factors that cannot be assessed in advance and which are not within the control of Elron. Elron assumes no obligation to update the information in this presentation and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

ELRON 09-10

OVERVIEW





In the first half of 2009, Elron began implementing a series of management and organizational measures

FOCUSING ACTIVITIES
IDENTIFYING OPPORTUNITIES
REDUCING COSTS

FOCUSING INVESTMENTS IN CORE COMPANIES

Reducing investments in companies with limited potential

From 2008 to 2010 the number of group companies was reduced by

50%

Investments and Exits 2006-2010


160
120
80
40
0
53.8
million $
40.8
million $
71.1
million $
2.7
million $
89.6
million $
2.1
million $
33.5
million $
68.5
million $
36.7
million $
158.6*
million $
2006
2007
2008
2009
2010
Investments
Exits

* including earn-out and escrow amounts from the sale of Medingo

INVESTMENTS REALIZATION

2009-2010



May 2010

Sale of Medingo to F. Hoffman-La Roche in Switzerland for

~$*200,000,000

MEDINGO



* The proceeds from the sale of Medingo include earn-out and escrow amounts.

October 2009

Sale of Elron's holding in NetVision to IDB group companies for

~$60,000,000

013 netvision



INVESTMENTS REALIZATION

June 2010

Sale of Teledata by way of merger to Enablence in Canada for

~$50,000,000

Teledata NETWORKS



- New management team appointed
- Manpower reduced by half
- Entered into Services Agreement with DIC


10
8
6
4
2
0
9.3
million $
7
million $
5.6
million $
2008
2009
2010

A ~40% DECREASE IN CORPORATE G&A COSTS

(compared to 2008)

Income (Loss)* Development 2008-2010


30
20
10
0
-10
-20
-30
15.5 million $
17.7 million $
14.7 million $
24.0 million $
12.2 million $
3DV Exit
6.7 million $
11.5 million $
NetVision Exit
16.1 million $
12.9 million $
Medingo and Teledata Exits
81.1 million $
4.5 million $
3 million $
Q1/08
Q2/08
Q3/08
Q4/08
Q1/09
Q2/09
Q3/09
Q4/09
Q1/10
Q2/10
Q3/10
Q4/10

* attributable to Company's shareholders

Net income * for 2010 amounted to

~$61 million

* attributable to Company's shareholders

SPOTLIGHT 2011

GROUP COMPANIES

SPOTLIGHT 2011

Pocared
(37%)



BrainsGate
(23%)



Nulens
(35%)



POCARED Diagnostics



Overview

- High throughput in-vitro diagnostics (IVD) system.
- Rapid, automated microbiological testing of pathogens in body fluids based on optical technology.

Technological Advantage

- Real-time diagnosis, whereas current methods take 24-72 hrs.
- Automated, whereas current methods require highly-trained technician teams.
- Accurate, whereas current methods are prone to human error.
- Pocared's first application focuses on diagnosing urinary tract infections (UTI).

Market Potential

- Pocared's technological advantage is expected to enable its potential customers (labs) to significantly reduce expenses. ~125 million urine cultures are performed each year in the US.

POCARED Diagnostics

NEXT MILESTONE

Pocared expects to commence a broad diagnostic clinical trial during the second half of 2011.

Also, Pocared intends to act toward obtaining the CE Mark for the product under its development during 2011.

BrainsGate
Delivering new hope to the mind



Overview

- Broad platform technology for treatment of central nervous system diseases.
- Stimulates the SPG (a nerve center located behind the nasal cavity) to increase blood flow to the brain using a miniature implantable electrode.
- Additional investors include Johnson & Johnson.

Technological Advantage

- Enables treatment of Ischemic Stroke in 24h window post symptom onset; there is currently no treatment approved for use beyond a 3-4.5h window.
- Only ~5% of stroke victims arrive at hospitals in time to receive medical treatment in the approved window. As a result, a large number of stroke victims suffer from disabilities which could have been prevented.
- BrainsGate's platform may also be used for the treatment of Vascular Dementia.

Market Potential

- BrainsGate's solution is expected to revolutionize the stroke market; the direct expenditure on stroke in the US in 2010 was estimated at ~$74 billion.

BrainsGate
Delivering new hope to the mind

NEXT MILESTONE

BrainsGate is working towards improving its clinical trial protocol, and expects to commence an IDE clinical trial based on a new protocol during 2011.

NuLens L.T.D



Overview

- First real accommodating intraocular lens ("IOL") for implantation in Cataract and Impaired Vision patients.
- Additional investors include Warburg Pincus.

Technological Advantage

- Expected to provide over 6 diopters of accommodative power compared to 1-2 diopters today.
- Designed to mimic the natural function of the eye, enabling patients to see clearly at all distances.

Market Potential

- NuLens' product may provide a solution in several markets: Cataract – Over 15m people worldwide undergo cataract surgery each year, ~4m of which are in the US; AMD – AMD is considered the leading cause of blindness in the western world. The only available solution today to the best of NuLens' knowledge is external optical devices; Presbyopia– a progressively diminished ability to focus on near objects with age. To the best of NuLens' knowledge the only available solution today is glasses.

NuLens L.T.D

NEXT MILESTONE

NuLens expects to commence an IDE clinical trial during the first half of 2012.

SPOTLIGHT 2011

Holdings in Companies at Various Stages Of Development



kyma 65%
NuLens LTD 35%
POCARED Diagnostics 37%
BrainsGate A new Path to Hope 23%
Sync-Rx 44%
Starling 51%
NOTAL VISION 23%
bpt BIO PURE TECHNOLOGY 17%
Atlantium 23%
safend 26%
Aqwise 34%
WAVION WIRELESS NETWORKS 67%
JORDAN VALLEY 19%
GIVEN IMAGING 28%
Initial R&D / Clinical Trials
IDE / FDA Trials
CE- / FDA-clearance / Pre-commercialization
Initial Revenues
Accelerated Revenues
Significant Revenues

LOOKING FORWARD

ELRON'S VISION

ELRON'S ASSETS

Access to Deal Flow

Proven success in building break-through companies

Networked team

IDB group

One of Israel's most influential business enterprises

Leading corporations in insurance & capital markets, communications, technology, industry, real estate development, retail, trade & tourism

Holding Company (not VC)

Flexibility for long-term support and commitment

Significant shareholding ("hands-on")

Identify strategic partners, secure financing, nominate management, lead IPOs & M&As

Focus

Focusing on creating leading global companies based on Israeli technology

Focus on technological capability, market potential, IP, securing partnerships

Strategic Partnership with Rafael

RDC: Strategic partnership between Elron (50.1%) and Rafael Advanced Defense Systems (Israeli MoD's largest R&D organization) (49.9%)

First rights to commercially exploit technologies developed by Rafael

- The Company is continuing to implement a strategy of identifying and building leading companies based on Israeli technology.
- Seeking investments with a focus on medical devices, in which Elron has experience, connections & proven capabilities.
- Continuing to invest through RDC.

MEDINGO

Implementing Elron's Strategy

2005	2007	2009	2010
Established by RDC	Elron leads internal financing round	FDA clearance received	Medingo sold for $160m + add'l contingent payment of up to $40m


200
150
100
50
0
0.6*
million $
32*
million $
45*
million $
200
million $
November 2005
November 2007
July 2009
May 2010

* cumulative investment

Identifying Opportunities:

Investment in

Kyma



Overview

- Miniature, radar technology based device for the continuous monitoring of chronic heart failure (CHF) patients.
- The device comprises of a miniature patch attached to the patient's torso.

Technological Advantage

- Data is transferred wirelessly, enabling remote monitoring, early treatment, and as a result, reduced hospitalization admissions.
- The first application is intended for CHF patients suffering from lung edema.

Market Potential

- Kyma's solution is expected to generate savings on hospitalization admissions of CHF patients. The annual CHF expenditure in the US is estimated at ~$37 billion.



FINANCE

2010 Results

Net Income for 2010 ($ million)

Main contributors to income (loss) ($ millions)*

* net of non-controlling interest and of tax

	2008	2009	2010
Income (loss) attributable to shareholders	(71.8)	(14.3)	60.7
Equity in losses of group companies	56.1	27.4	23.7
Excess cost amortization	5.0	5.9	5.6
Impairment charges	0.9	1.9	3.3
Total losses with respect to group companies	62.0	35.2	32.6
Corporate G&A Expenses	9.6	7.0	5.6
Income from disposal of businesses and changes in holdings	0.1	29.5	96.4

STATEMENT OF FINANCIAL POSITION

(US$ million)	31.12.10	31.12.09
Cash and cash equivalents	56.5	64.7
Current assets and assets held for sale (excluding cash)	30.3	9.2
Long-term investments	129.6	127.8
Property, plant & equipment, net	2.1	3.0
Intangible assets	3.6	7.5
Other long-term receivables	28.3	0.9
Total Assets	**250.3**	**213.1**
Current liabilities	12.7	13.9
Short-term loans	0.9	10.9
Long-term loans	0.6	53.7
Convertible debentures	3.4	3.4
Other long-term liabilities	13.4	9.1
Total Liabilities	30.7	91.0
Non-controlling interests	23.6	(4.4)
Shareholders' equity attributable to shareholders	195.9	126.5
Total liabilities and equity	**250.3**	**213.1**
Equity out of total assets	78%	59%

Repayment of ~$30m in bank loans and ~$17m in shareholders loans

Net cash development


50
40
30
20
10
0
-10
-20
-30
-40
-50
23.8 million $
12.5 million $
20.8 million $
31.8 million $
32.0 million $
36.1 million $
39.0 million $
13.2 million $
3.2 million $
30.0 million $
43.0 million $
40.7 million $
Q1/08
Q2/08
Q3/08
Q4/08
Q1/09
Q2/09
Q3/09
Q4/09
Q1/10
Q2/10
Q3/10
Q4/10

Quarter/Year

THANK YOU

ELRON ELECTRONIC INDUSTRIES LTD

WWW.ELRON.COM

+972-3-6075555

ELRON@ELRON.COM